UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 3                    )



Name of Issuer: Noland Co.

Title of Class of Securities: common

Cusip Number: 655286102

Name, Address and Telephone Number of Person authorized to receive
notices and communications:   Kevin Handwerker, General Counsel,
c/o Neuberger Berman, 605 Third Avenue, NY, NY 10158

Date of Event  which requires Filing  of this statement: October 10, 2002

If the filing person has previously filed a statement on schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 0
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


SCHEDULE 13 D

CUSIP NO.  655286102

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
	Marvin Schwartz
	SS # ###-##-####

2.Check the appropriate box if a member of a group* a 0
	b 0

3. Sec use only

4.Source of funds*
    	P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items  2(d) or 2(e)
0
6. Citizenship or place of organization
	U.S.A.

7. Sole Voting Power
	85,900

8.Shared voting power
	0

9.Sole dispositive power
	85,900

10. Shared dispositive power
	39,149

11. Aggregate amount beneficially owned by each reporting person
	125,049
12.Check box if the aggregate amount in row 11 excludes certain shares*
0
13. Percent of class represented by amount in row 11.
	3.51%

14.Type of  reporting person*
      	IN

ITEM 1 Security and Issuer

This statement related to the common stock (the "shares") of Noland Co. (the "Company"). The Address of the principal executive offices of the company is 2700 Warwick Blvd., Newport News, VA 23607.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz

B) The business address of Marvin Schwartz is: c/o Neuberger Berman, LLC, 605 Third Avenue, New York, New York 10158-3698.

C) Marvin Schwartz is a Managing Director of Neuberger Berman, LLC, a limited liability company organized under the laws of the State of Delaware. Neuberger Berman, LLC is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Managing Director of Neuberger Berman, LLC.
The shares are held individually by Mr. Schwartz and others.
The firm of Neuberger Berman, LLC has no voting or dispositive power regarding these shares.

D) During the last five years Marvin Schwartz has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

E) During the last five years Marvin Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activited subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Marvin Schwartz now owns 85,900 Shares for his personal account. Those shares acquired were purchased with his personal funds.



In addition, Marvin Schwartz now beneficially owns 39,149 shares as follows:


39,149 shares are held in street name as a part of several accounts for the benefit of Marvin Schwartz's family. Marvin Schwartz is a beneficial owner of these 39,149 shares based on his discretionary and shared dispositive power over these accounts.


ITEM 4 Purpose of Transaction

Marvin Schwartz purchased the shares for investment purposes only.
He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs
(a) through (j), inclusive of item 4 of Schedule 13D.

ITEM 5 Interest in Securities of the Issuer

A) Marvin Schwartz is the beneficial owner of 125,049 shares which represents 3.51% of the 3,557,871 shares outstanding.

B) Marvin Schwartz has the sole power to dispose of 85,900 shares and has shared dispositive power with regard to 39,149 shares. Marvin Schwartz has sole voting power with regard to 85,900 shares and has shared voting power with regard to 0 shares.

C) During the 60 days surrounding the event triggering this filing, Marvin Schwartz effected 3 open market transactions in the shares. The trade dates and prices are noted below:

	Trade Date		B/S		Shares		Price
	10/10/02		S		19,250		25.9761
	10/10/02		S		25,150		25.9761
	10/10/02		S		18,250		25.9761



ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

There are no agreements, contracts or understandings of any kind between Marvin Schwartz and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:
						Marvin Schwartz